JETPACK AVIATION
14218 Aetna Street,
Van Nuys, CA. 91401
(310) 991-5986
www.jetpackaviation.com

VIDEO TRANSCRIPTION

David:
All my life I've dreamt about personal flight, being able to walk outside and jump off the ground and you know, just fly. I've been working on it for 25 years. Nelson, my partner has been working on it for like 45 years. 10 years ago we came together and we just made this project happen. It's been a long hard road for 10 years, but it's you know, look at what we've got now. It's worth it, you know, absolutely worth it. I think it's everything that somebody dreams about in terms of a jet pack. The whole concept behind the company is, it's freedom. You know, it's personal freedom. If you go back in history, people said Wright brothers could never fly. These things do come to maturity, they take time and we're right at the leading edge on the technology. The idea of being able to step outside and boom, just take off, just get out of there, feet just slowly lift off the ground and you tilt forward, whoosh! It's such an amazing feeling. It's actually really relaxing and incredibly intense at the same time. The goal is to raise a million dollars and specifically that goes into building the parachute system. We're building a couple of different versions of the jet pack which will make it more available to more people. The way I think about crowdfunding is it's for the crowd, it's for the people that are just, love the concept of something and they don't have millions of dollars to invest in something. That they can be a small part of something that's really, really big. I think jet packs are something that appeal to, to everybody, so let's get everybody behind it and involved, and passionate about personal flight.

Nelson:
I see an investor as number one, really being interested in what we're doing, excitement of the only jet pack on the planet. Progress is only pushed by people that can invest and help that, and so we're looking for those people.

David:
We have the technology, we have the engineers, and look at what we've achieved in the last 10 years. In the end, once the regulation catches up, we will be at the leading edge of you know, flying vehicles in the future. Go have a look at jetpackaviation.com, you'll see there that where you can invest in the campaign, if you've ever dreamt about personal flight, the future's here, this is happening right now.